FOR IMMEDIATE RELEASE: October 24, 2011	PR 11-25

Atna Drilling Increases Size of  Reward Gold Deposit

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCBB:ATNAF) is pleased to report positive results for the first half of the recently completed 2011 drill program at its Reward Gold Project, Nye County, Nevada.   Drilling began in mid-September and 15 drill holes totaling 8,880 feet have been completed. Analytical results have been received on the first seven drill holes.

Highlights of the drill results include:
•	65 feet (19.8 m) grading 0.079 oz/ton gold (2.72 g/t) in hole number RW11-023
•	70 feet (21.3 m) grading 0.026 oz/ton gold (0.89 g/t) in hole number RW11-024
•	230 feet (70.1 m) grading 0.021 oz/ton gold (0.72 g/t) in hole number RW11-026
•	200 feet (61.0 m) grading 0.032 oz/ton gold (1.10 g/t) in hole number RW11-027

“Early results from our September drilling program indicate that we have yet to define the limits of the Reward Gold deposit. Several of the holes have thicknesses and grades significantly better than the deposit’s average and extend the known gold mineralization further to the east and southeast. These encouraging results justify additional drilling to further increase reserves and to increase the expected mine life at Reward”, said James Hesketh, President &CEO.

The holes drilled and reported in this release encountered ore-grade intercepts over potentially minable intervals along the southern end and southeast edge of the deposit and currently designed pit limits. Mineralization in this portion of the deposit is hosted by one or more gentle easterly dipping receptive host-beds within the Cambrian Woods Canyon Formation phyllitic siltstones. The mineralized Woods Canyon has a thickness of up to 350 feet with 200 feet to 250 feet of the unit mineralized. Gold mineralization is associated with minor white bull quartz veining and fracture controlled and disseminated iron oxides after pyrite.

Reward is permitted for operation and Atna is currently developing site infrastructure in preparation for construction. The currently declared mineral resource at Reward, not including this latest drilling, is 11.0 million tons at a grade of 0.024 oz/ton, containing 259 thousand ounces of gold in the measured and indicated category, with an additional inferred resource of 2.8 million tons at a grade of 0.018 oz/ton, containing 51 thousand ounces. The Reward operation is expected to produce approximately 145,000 ounces of recovered gold over a five year mine life at an average life of mine waste-to-ore strip ratio of 2.8.

Detailed Drill Results

	From-feet (meters)	To-feet (meters)	* Length-feet (meters)	ounces/ton Au (grams/tonne Au)
RW11-023 (Azimuth 0, Angle -90) ; hole infills existing inferred resource and expands zone to south
	95 (29.0)	185 (56.4)	90 (27.4)	0.014 (0.47)
	225 (68.6)	290 (88.4)	65 (19.8)	0.079 (2.72)
Including	260 (79.2)	285 (86.9)	25 (7.6)	0.156 (5.34)
RW11-024 (Azimuth 0, Angle -90) ; hole infills existing inferred resource and expands zone to south
	180 (54.9)	230 (70.1)	70 (21.3)	0.026 (0.89)
	345 (105.2)	440 (134.1)	95 (29.0)	0.016 (0.54)
	485 (147.8)	570 (173.7)	85 (25.9)	0.021 (0.71)
RW11-025 (Azimuth 0, Angle -90) ; hole infills existing inferred resource area
	180 (54.9)	320 (97.5)	140 (42.7)	0.019 (0.64)
RW11-026 (Azimuth 0, Angle -90) ); hole infills existing inferred resource and expands zone to east
	175 (53.3)	405 (123.4)	230 (70.1)	0.021 (0.72)
Including	175 (53.3)	205 (62.5)	30 (9.1)	0.035 (1.21)
Including	250 (76.2)	320 (97.5)	70 (21.3)	0.033 (1.14)
	490 (149.3)	560 (170.7)	70 (21.3)	0.014 (0.47)
RW11-027 (Azimuth 0, Angle -90) ); hole infills existing inferred resource and expands zone to east
	280 (85.3)	480 (146.3)	200 (61.0)	0.032 (1.10)
Including	355 (108.2)	385 (117.3)	30 (9.1)	0.092 (3.15)
Including	435 (132.6)	455 (138.7)	20 (6.1)	0.083 (2.85)
RW11-028 (Azimuth 0, Angle -90) ); hole infills existing inferred resource and expands zone to east
	230 (70.1)	295 (89.9)	65 (19.8)	0.013 (0.46)
	425 (129.5)	495 (150.9)	70 (21.3)	0.038 (1.30)
Including	455 (138.7)	485 (147.8)	30 (9.1)	0.072 (2.46)
RW11-029 (Azimuth 0, Angle -90) ); hole infills existing inferred resource and expands zone to east
	275 (83.8)	395 (120.4)	120 (36.6)	0.010 (0.34)
* Intercept length may not represent true thicknesses of the mineralized body due to oblique intersection of the mineralized zone by the drill hole.
**true-widths are between 80-95% of the down-hole intercept

Analytical results contained within this press release were completed by standard fire assay methods with an atomic absorption or gravimetric finish by Inspectorate America Corporation, an independent, ISO certified, analytical laboratory located in Sparks, Nevada. Atna maintains a rigorous Quality Assurance - Quality Control (QA/QC) program utilizing both certified gold standards and blanks to augment Inspectorate’s internal QA/QC program.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration, a Licensed Geologist and Qualified Person, as defined in NI 43-101, and who has verified the authenticity and validity of the technical information contained within this news release.

For additional information on Atna Resources and the Reward Mine Project, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential resource or reserve expansion at the Reward Project. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, future operating costs at the Reward project when constructed, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com